Filed by Zillow, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Zillow, Inc.

Commission File No.: 001-35237

Trulia, Inc.

Commission File No.: 001-35650

TRANSCRIPT OF THE Q2 2014 ZILLOW, INC. EARNINGS CALL HELD ON AUGUST 5, 2014

   MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen, and welcome to Zillow’s Second Quarter 2014 Earnings Conference Call. At this time, all participants are in a listen-only mode. Later, we’ll conduct a question-and-answer session and instructions will be given at that time. [Operator Instructions] And as a reminder, this conference call is being recorded.

I would now like to hand the conference over to Mr. Raymond Jones, Investor Relations Officer. Sir, you may begin.

Raymond Jones, Head-Investor Relations

Thank you. Good afternoon and welcome to Zillow’s second quarter 2014 earnings conference call. Joining me today to talk about our results are Spencer Rascoff, Chief Executive Officer, and Chad Cohen, Chief Financial Officer.

Before we get started, as a reminder, during the course of this call we will make forward-looking statements regarding the future financial performance of the company and future events, including our expectations regarding Zillow’s proposed acquisition of Trulia. We caution you to consider the important risk factors that could cause the company’s actual results to differ materially from those in the forward-looking statements made in the press release and on this conference call. These risk factors are described in our press release and are more fully detailed under the caption “Risk Factors” in Zillow’s Annual Report on Form 10-K for the year ended December 31, 2013, and in our other filings with the SEC.

In addition, please note that the date of this conference call is August 5, 2014, and any forward-looking statements that we make today are based on the assumptions as of this date. We undertake no obligation to update these statements as a result of new information or future events.

During this call, we will present both GAAP and non-GAAP financial measures. A reconciliation of GAAP to non-GAAP measures is included in today’s earnings press release as well as posted on our investor relations website. In our remarks, the non-GAAP financial measure-adjusted EBITDA will be referred to simply as EBITDA, which excludes share-based compensation.

This call is being broadcast on the Internet, and is available on the Investor Relations section of the Zillow website at investors.zillow.com. A recording of this call will be available after 8 p.m. Eastern time today. Please note that the earnings press release is available on our website, and after the call, a copy of today’s prepared remarks along with exhibits of our business metrics will also be available on our website.

Today we will deliver 20 minutes of prepared remarks to start, then we will host a live question and answer session for 30 minutes. During the Q&A we will entertain questions asked via Twitter and Facebook, in addition to questions from those dialed in to the call. Individuals may submit a question by tweeting @Zillow using the #ZEarnings hashtag, or to the official Zillow Facebook page. After the call, Bob Peck from SunTrust will moderate a 10-minute follow up Q&A session with Spencer via Twitter with the same #ZEarnings hashtag.

I will now turn the call over to Spencer.

Spencer M. Rascoff, Chief Executive Officer & Director

Thank you all for joining us today and greetings from New York.

Before I go any further, I’d like to take a quick look back to last week at one of the most exciting events we’ve experienced at Zillow, as we announced our intention to acquire Trulia. Entering into this momentous agreement for both of us was an incredible development in our shared history and the beginning of a new leg in our journey to create the most vibrant home related marketplace on mobile and web. Both teams agree that there is so much potential benefit in our combination for consumers, advertisers, industry partners, employees and shareholders. We look forward to successfully closing the transaction in 2015. Until then, we all have a lot of work to do in operating our separate businesses.

Consistent with our multi-brand strategy, this week we’re visiting the new offices of our New York consumer property, StreetEasy. Our two New York offices are consolidating into one location in Union Square to support our growth. Also, this week we’re hosting our agent summits in New York, Philadelphia and Pittsburgh for our existing Premier Agents and for agents who are interested in learning more about advertising with us. This is one of hundreds of events like these that we host around the country. Today’s two sessions were sold out with over 800 New York area real estate agents attending to learn how they can be more successful with Zillow.

With all the activity this week and last, we’re excited to be here today to discuss our results with you.

Now on to those results, the second quarter of 2014 was another tremendous one for Zillow. We achieved record revenue of nearly $79 million during the quarter, along with record traffic in June, which neared 83 million unique users. In July, we reached another new traffic record of nearly 89 million unique users. In our Premier Agent advertising business, we accomplished record revenue, bookings, average revenue per agent and same-agent sales.

Our belief in the primacy of audience continues to be validated by our results, which show that our strategy with our products and advertising is working. Due to our strong second quarter results and record bookings, we are increasing our total revenue outlook from $306 million to $322 million at the midpoint of the range for 2014, and also increasing our EBITDA outlook from $49 million to $53 million at the midpoint, which we’ll discuss further in a moment.

We are now halfway through the year, and we are executing well on our three strategic priorities of growing our audience, growing our Premier Agent business, and growing our advancing marketplaces. I’ll briefly cover our progress in all three areas.

Starting with growing our audience, our differentiated products on mobile and web combined with our highly effective brand advertising continue to lift our audience growth to new heights. In addition to adding nearly 27 million total unique users from the same period last year, we just set a new high water mark in our mobile traffic. Mobile continues to represent about two thirds of our usage. In July, more than 0.5 billion homes were viewed on Zillow from a mobile device, that’s 212 homes viewed per second, up from 21 per second at the time of our IPO in July 2011, which is a 10 times multiple growth in just three years.

Another mobile milestone this quarter was a successful app launch with a technology leader, as we were one of only a dozen top-tier mobile brands selected to develop on and be featured in the launch of Amazon’s Fire Phone. The Zillow app was demonstrated on stage by Jeff Bezos during the Fire Phone’s unveiling, setting another leadership benchmark for an innovative brand in mobile real estate. Our team utilized the phone’s unique Dynamic Perspective, a custom-designed sensor system that responds to how you hold, view, and move your phone, and allows users looking at zoomed-in photos to peek into corners and check out the details of a home for a more immersive photo viewing experience.

Adding to our reach, this quarter Zillow began powering MSN Real Estate, expanding Zillow’s advertising network to another top national website in our category. This growing network, which also includes Yahoo! Real Estate, AOL, HGTV’s FrontDoor and many others, introduces more consumers to the Zillow shopping experience and brand, and helps our Premier Agent advertisers reach a broader audience.

Our traffic growth starts with creating fantastic products and a brand that people love, which we then amplify with highly successful free marketing channels like PR and social media, as well as paid advertising. As we enter the peak of the home buying season, internal data shows that our increased investment in advertising this year is meaningfully contributing to our growth in record traffic, home shopper traffic, and contacts to Premier Agents. Our own evaluation of our advertising effectiveness was affirmed during the quarter when Zillow’s brand advertising campaign was awarded an Effie, one of advertising’s most prestigious awards honoring the most effective marketing communications campaigns in North America.

Like we did in 2013, based on the early positive results we saw from our advertising in the first quarter, we once again decided to lean forward and step on the gas throughout the year. As revenue and EBITDA exceeded our forecasts, we have been reinvesting much of the upside into brand advertising. For the full year 2014, we now expect $75 million in advertising spend versus our initial outlook of $65 million, with about half of the $10 million increase yet to be spent in the back half of the year.

2014 is shaping up to be a pivotal year and a monumental turning point for our business and our brand. Now three years after the IPO, we have experienced tremendous growth in our employee base and its capabilities, achieved excellent financial results and momentum, acquired seven companies, with an 8th planned, and we are successfully building an enduring brand that connects with the largest and fastest growing audience in our category. Now is the right time to press our advantage.

Now, I’ll touch on our second strategic priority of growing our Premier Agent advertising business. The fundamentals underlying our flagship offering continue to show accelerating growth and strength. For the third quarter in a row, our Premier Agent revenue growth rate increased, and booking volume during the quarter hit an all-time high, growing 101% over Q2 last year, and more than 40% over the first quarter of this year. This stellar growth is driven by the effectiveness of the program, which is evident in our metrics.

In the second quarter, 62% of bookings came from existing agents buying more impressions. Looking at same-agent sales, Premier Agents who advertised with us in the same period last year spent an average of 62% more in Q2 than they did a year ago, primarily from buying more impressions not from paying a higher price per impression. We are seeing a positive feedback loop phenomenon that generates more demand from existing clients, which in turn, positively impacts how our sales team serves and retains their book of business. This is driving sales team efficiency, as monthly gross bookings are now about twice what they were a year ago, but the sales team is only about 44% bigger.

We ended the quarter with nearly 57,000 Premier Agent advertisers, and the virtuous cycle around the Premier Agent business has resulted in a current annualized run-rate of $218 million for our Premier Agent revenue, compared to $124 million at this time last year. The record bookings this quarter come with corresponding increases in sales expense through commissions, which Chad will break down for you in a moment.

While we are pleased with the record bookings, we remain even more excited about the opportunity ahead. Despite our growth and run rate, we still only represent a tiny fraction of the addressable market for real estate advertising. Of the $27 billion spent annually by the category that Borrell Research identifies approximately $9 billion is spent on advertising by residential real estate agents, brokerages and home builders. With our current run rate, we are on track to capture just over 2% of the market this year, which highlights just how early we are in the shift from offline to online and the sizable opportunity and runway we have ahead of us.

We are also experiencing positive momentum with industry partners as indicated by a long list of recent developments. First, we recently added two new MLSs to the Zillow Partnership program, and we also entered into a strategic relationship with Douglas Elliman, the largest brokerage in New York. Now there are 2,000 brokerages partnering with us in the Zillow Pro for Brokers program, providing for-sale listings via direct feeds. We also acquired Retsly, a startup that is enabling a new era of open source innovation in mobile and web on behalf of MLSs.

And finally, we recently reached a total of 25 connected CRM platforms in the Zillow Tech Connect program to help agents manage their Zillow contacts more effectively. All considered, the value proposition that we present to the industry from access to our consumer audience on Zillow and our partner sites, to technology innovation, is becoming increasingly compelling, and we look forward to creating much more value for the industry over time.

Shifting now to our third priority of growing our advancing marketplaces, I’ll start with Zillow Mortgages. Our mortgage business performed well this quarter in the face of industry headwinds. While the Mortgage Bankers Association reported mortgage originations for refinancing and purchase loans decreased 69% and 13%, respectively, year-over-year, loan requests through Zillow Mortgages for refi and purchase loans decreased 24% and grew 4%, respectively, year-over-year. This result demonstrates the strong relevance of our mortgage products to consumers.

Further, our new pre-approval product is ramping nicely and contact volume is additive to our mortgage marketplace activity. Building on the value of this feature to home shoppers, we are in the process of expanding the pre-approval feature to all Zillow iOS apps. We’ve also seen a notable increase in large national lenders actively participating in the marketplace. With the full potential for Zillow Mortgages yet to be realized, the resilience of our mortgage offering in the current environment is extremely encouraging.

Next, our New York property StreetEasy, which is approaching one year since our acquisition, is doing terrific. We have taken the Zillow playbook to New York, applied our complementary knowledge, and deployed resources to lay the foundation for significant business expansion into the most important real estate market in the U.S. We refocused and rebuilt key areas of the organization, such as marketing and product development. We’ve relaunched the website and the iPhone app, enhanced the user experience, and made the consumer offering free to use. We are dialing up real estate data reporting and PR, and we’re heavily investing in mobile. The early results are extremely encouraging for StreetEasy. Listing page views on mobile are up 136% since the acquisition a year ago. Leads on for sale homes are up over 81% and leads on rentals are up 173%. There will be much more to come for StreetEasy in the coming year.

Finally, Zillow Rentals continues to gain traction, and we are beginning to invest aggressively to build out the sales team. Looking back from when we started monetizing almost a year ago, we’ve significantly increased the number of paid multifamily properties on Zillow as well as the average number of monthly contacts to each property.

On top of this growth, we recently launched our Zillow Rent Connect program to drive higher ROI. We created a verified lead standard with Ernst & Young wherein they provide a SOC-3 certification that a contact we route to a multifamily property is a single inquiry, a real person, with a name, email address and phone number, all unduplicated. This addresses one of the most difficult challenges in the multifamily industry, lead verification and marketing measurement.

Our latest step forward with the Zillow Rentals Network is the partnership with RealPage, wherein Zillow provides listings and sells ads for MyNewPlace, RealPage’s popular consumer rentals site, and Zillow promotes RealPage’s near real-time pricing and availability information and their Live Agent call-center service for buildings.

Our HotPads property, acquired 18 months ago is also driving significant rental lead volume. While its listings page views in June were up over 50% year-over-year, leads to paying apartment buildings went up over 110% year-over-year. We are excited with all of the progress we are making in this fragmented market as we continue to invest in our growth.

All in, the second quarter was tremendous with record performance throughout the business. We exceeded our own expectations, and have raised outlook for our full-year performance.

I want to take a moment to recognize our entire team at Zillow and the work they do every day to enhance the experience for consumers and our industry partners. We are now more than 1,000 employees strong, across multiple brands and locations, and it’s their dedication and focus on quality and innovation that drives the results we discuss here each quarter.

Now, I’ll turn the call over to Chad to walk you through the financials in more detail.

Chad M. Cohen, Chief Financial Officer

Thank you, Spencer. Starting briefly with traffic, we again had record usage in the second quarter, attracting over 81 million average monthly unique users to Zillow’s mobile applications and websites, representing growth of 49% year-over-year on a large user base.

Turning now to our operating results, total revenue for the second quarter increased 68% year-over-year to a record $78.7 million from $46.9 million in the same quarter last year. Total revenue in the second quarter exceeded the $76 million midpoint of our outlook by $2.7 million or 4%.

With respect to our revenue mix, 80% of our revenue came from our marketplace category, while 20% came from display. Taking a deeper dive into our primary revenue category, marketplace revenue grew 72% year-over-year to $62.6 million as we continue to see healthy growth across our real estate and mortgage subcategories.

Looking at the real estate subcategory, which includes Premier Agent, Diverse Solutions, StreetEasy and Rentals, our revenue accelerated sequentially for the third quarter in a row, growing 83% year-over-year to reach $56.1 million compared to $30.6 million last year, driven primarily by the strength in our Premier Agent business. Premier Agent advertising revenue grew 82% year-over-year, similarly, a third straight quarter of acceleration to $52.7 million. In the quarter, Zillow experienced record gross bookings as well, growing over 100% year-over-year as we were able to increase the number of impressions available to sell.

During the second quarter, we added 3,850 net new Premier Agents, ending the period with 56,818 advertisers. As Spencer highlighted and consistent with prior quarter’s trends, 62% of sales bookings in the quarter went to existing agents purchasing more impressions across mobile and web, up from 60% in the first quarter and 51% a year ago.

Premier Agent monthly average revenue per agent or ARPA set a new record in the second quarter at $320, 20% higher than the figure in the same period last year and 12% higher sequentially, a doubling of respective growth rates compared to the first quarter of 2014. Same-agent ARPA for Premier Agents who advertised with us in the same period last year was 62% higher year-over-year. As Spencer mentioned, this result is almost entirely volume driven.

Moving from real estate to mortgages, which consists of Zillow Mortgage Marketplace and Mortech, revenue reached $6.6 million and grew 13% year-over-year despite a backdrop of significant industry headwinds. In Zillow Mortgage Marketplace, roughly 5.5 million loan requests were submitted during the quarter and purchase loan requests again represented the vast majority of the mix. For reference, Mortech’s revenue contribution was approximately $1.4 million in the quarter.

Looking at our display category, revenue in the second quarter grew 53% year-over-year to $16.1 million. This represents the fourth consecutive quarter of robust 50% or greater growth and underscores our audience gains, the value we provide to our advertising partners and continued execution by our display sales team.

Shifting now from revenue to operating costs, total operating expenses were $89.4 million compared to $57.3 million during the second quarter of 2013, eight points lower as a percentage of revenue compared to last year, as we continued to gain leverage across most of our expense categories on a sequential basis.

I will now talk through the expense line items comparing the second quarter results this year to last year. First, our cost of revenue during the quarter was $6.8 million or 9% of revenue compared to $4.3 million at the same percentage of revenue last year. Absolute dollar increases were driven by traffic and revenue growth, which impacted credit card fees and revenue sharing costs and by additions to the IT team to support growth initiatives.

Next, Sales and Marketing expense was $48.1 million, or 61% of revenue, versus $32.9 million last year, which was nine percentage points of revenue higher. Due to the record gross bookings for Premier Agent advertising in the quarter, sales commissions were approximately $1 million higher versus our outlook. While the associated revenue from bookings will be recognized over the life of the contracts as impressions are delivered, the associated sales commissions are paid at the time of sale and are based on the size of the contracts sold. I’ll talk more in a moment about how these bookings positively impact our revenue outlook.

Technology and development costs in the quarter were $19.9 million, or 25% of revenue, compared to $11.1 million, or 24% of revenue, in the second quarter of 2013. The increase in costs reflects higher depreciation and amortization and increased head count-related expenses year over year. G&A costs in the second quarter were $14.7 million, or 19% of revenue, as compared to the second quarter of 2013 of $9 million, at the same percentage of revenue. The increase in absolute dollars year-over-year is primarily attributed to higher head count and services costs, as well as higher facilities costs to support our growth.

GAAP net loss was $10.5 million in the second quarter compared to GAAP net loss of $10.2 million in the second quarter of 2013. Second quarter 2014 GAAP basic and diluted loss per share was $0.26, based on 39.8 million weighted average shares outstanding. This result includes a $0.02 impact from the elevated sales commissions in the quarter versus our outlook.

On a Non-GAAP basis, which excludes share-based compensation, basic and diluted loss per share was $0.05. Excluding the $0.02 impact from the elevated sales commissions versus our outlook, basic and diluted loss per share would have been $0.03.

EBITDA for the quarter was $6.2 million, and in line with the midpoint of our EBITDA outlook, representing 8% of revenue. Excluding the $0.9 million higher than expected commissions from our record bookings, EBITDA would have been $7.2 million or 9% of revenue. This compares to last year’s second quarter EBITDA of $5.3 million, or 11% of revenue.

Turning briefly to our balance sheet, we ended the quarter with approximately $458 million in cash, cash equivalents and investments, and we had no debt. Zillow ended the second quarter of 2014 with approximately 1,000 employees, an increase from nearly 690 a year ago, as we continue to grow in support of our strategic priorities, which are growing our audience, increasing the size of our Premier Agent marketplace, and developing our advancing marketplaces.

Now, turning to our Outlook for the third quarter 2014 and the full fiscal year. Ur revenue for the third quarter of 2014 is expected to be in the range of $87 million to $88 million. This outlook represents growth of 64% year over year at the midpoint of the range, and reflects the positive impact from the increase in impressions available to sell that drove record Premier Agent bookings in the second quarter.

For our third quarter outlook on EBITDA, we expect a range of $14 million to $15 million. At the midpoint of the range, this represents a 17% margin. Note that this range excludes approximately $7 million to $10 million in anticipated transaction-related costs that result from our recently announced plans to acquire Trulia.

Also for the quarter we expect depreciation and amortization to be in the range of $9 million to $10 million and share-based comp to be in the range of $7 million to $8 million.

Although we are not providing a GAAP EPS outlook for the third quarter, we expect a basic and diluted weighted average share count of approximately 40 million and 43 million shares, respectively.

As Spencer mentioned, based on performance to-date, we are raising our full year 2014 revenue outlook by approximately $16 million to a range of $321 million to $323 million. We plan to reinvest the revenue upside back into product development, building out our rentals sales force, and effective brand advertising.

As the largest expense line impacted, our sales and marketing expense is now expected to be in a range of $173 million to $175 million. We are increasing our anticipated EBITDA range to $52 million to $54 million, which represents a 16% margin at the mid-point from the previous range of $48 million to $50 million, which was also a 16% margin at the midpoint.

The investments we making into our product, team and brand today will yield returns by way of strategic value creation over the long term.

Moving to reconciling items to EBITDA for the year, we expect depreciation and amortization to be in the range of $35 million to $38 million, share-based compensation to be in the range of $32 million to $34 million, and CapEx and capitalized purchased data content to be in the range of $22 million to $24 million.

We expect full year 2014 basic and diluted share counts to be approximately 40.5 million and 43.5 million weighted average shares outstanding, respectively.

In summary, Zillow had a fantastic second quarter. We remain focused on accelerating our growth and advancing our home-related marketplaces, and we look forward to unleashing the full potential of the model in the years to come.

With that, we’ll open it up for questions in the live call, and from Twitter and Facebook via the hashtag #ZEarnings.

  QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Our first question comes from Ron Josey from JMP Securities. Your line is open. Please go ahead.

<Q – Ron Josey – JMP Securities LLC>: Great. Thanks for taking the question. So two, please, quickly. On ARPU growth and net adds, so ARPU growth of 20% clearly very strong. I’m wondering if, Spencer, you think Zillow is taking more economics from the 10x ROI that you’re talking about or that you’ve spoken about in the past or is it more, given 62% of 2Q bookings came from existing agents, that maybe existing agents are buying the majority of available inventory limiting sort of net adds? That’s one question and then a quick follow-up is just I think this is the first time I’ve heard about bookings growth here or bookings overall. And so you can define this a little bit more for me or us and how this impacts future revenue? Thank you.

<A – Spencer Rascoff – Zillow, Inc.>: Sure. Hey, Ron. So, total Premier Agent revenue in the quarter was $53 million, up 82% year-over-year; our third quarter of accelerating revenue growth for PA. We’ve always said that we manage the business to grow total Premiere Agent revenue as quickly as possible and that ARPA and sub-count are outputs. Starting about six months ago, we deliberately began to focus more on top producing agents and their teams because we believe they value Zillow impressions at a higher rate than other agents. And so, we did more than a dozen tactical things, most of which we don’t discuss with investors, but some of which we do. So, for example, things like Tech Connect, which connects Zillow leads into CRMs, which generally higher ARPA agents are more likely to use. We now connect to over 25 Tech Connect partners. That’s a big deal. There’s local Zillow summits where we get to meet in person, usually our top ARPA customers, that’s a big deal. The lenders sponsorship programs is part of it. The overall sales strategy focuses on getting more of our impressions in the hands of top agents.

All of these things have the result of increasing in ARPA, but at the expense of bringing on 1,000 to 2,000 fewer new agents at the expense of higher ARPA. And given the revenue results, 82% year-over-year for Premier Agent, that’s a tradeoff that we’re electing to make; I think it’s the right one because it allows us to grow Premier Agent revenue even faster. But that’s what you’re seeing here in this tradeoff debate between ARPA and sub-count, and the net result is, a third quarter of accelerating revenue for Premier Agents.

Chad, on the bookings question, why don’t you take that?

<A – Chad Cohen – Zillow, Inc.>: Sure. Ron, so the way we define a booking, it’s really the value of a six-month or 12-month contract that we sell to Platinum Premier Agents. And so, that could represent an Agent buying say 6,000 impressions every month for six months or 6,000 impressions, for example, for

12 months. So if you took the current ARPA for the quarter on a monthly basis which is $320, you multiplied it by six, you’d get roughly an $1,800 booking value, and if it was a 12-month contract, it would be a $3,600 booking value. We both thought it would be helpful to discuss bookings just in the context of helping you better understand sales team efficiency and how that’s been trending over the past few quarters, but also in the context of the incremental $1 million in commissions relative to the outlook that we provided on last quarter. And so…

<Q – Norman Kramer>: Great. Thanks, guys…

<A – Spencer Rascoff – Zillow, Inc.>: Sure. So a couple of questions from Twitter that touched on the same ARPA sub count discussion. Mike Graham from Canaccord Genuity, @CG_Internet, and Bob Peck from SunTrust had similar questions on Twitter. I’ll just knock out one or two others from Twitter while we’re here, and then we’ll go back to the call.

So, Bob Peck asked: can you provide some color on antitrust expectations around deal timing and industry commentary? What we said when we announced the acquisition last week was that we thought it would close sometime in 2015. I still think that. So, nothing, no real change to that. The early conversations with the industry have been good. I think the general industry reaction is supportive and they realize that somebody with Zillow and Trulia’s combined resources can innovate on behalf of the consumer and that for agents, brokerages and MLSs that that can have benefits as well. So I think I’ve been pleased by the overall industry reaction so far.

And then one more Twitter question, @MarkMahaney from RBC. Mark asks, can we get an update on the StreetEasy traction, lots of apartments and homes in New York, #ZEarnings? So I gave some data in the prepared remarks about StreetEasy stats which we haven’t done before, but let me just tick through the StreetEasy game plan that we have followed in the 11 months since we acquired it.

So number one was recruiting, trying to increase the size of the team, and we brought on some great talent to StreetEasy at all levels of the organization. We’ve moved a couple people from Seattle, including a great designer and some other folks and PR folks from Seattle that have come to New York, and have really added to the depth and bench of the team. Number two was make it free. So, it used to be $10 a month for consumers, we made it free; check. Number three was re-design the website in its entirety. We did that; check. Number four was redo the iPhone app. The first version of the iPhone app when we acquired the company 11 months ago, we completely rewrote from top to bottom; check.

Number five was institute, basically follow the Zillow data PR playbook by being the spokesperson for what’s happening with housing data, and we significantly increased the breadth and the quality and the depth of the data PR coming out of StreetEasy, and so that was a big check. Number six was take the SEO playbook that we followed at Zillow and bring that expertise to the StreetEasy team in New York. And then number seven was do the same with e-mail. So we’ve done all those things.

And then sort of things that are yet to come are develop and launch an Android app, an Android tablet app, an iPad app and redo the mobile website. Those are all things that we’ll have done over the next couple of months. And so, about 13 months or 14 months after the acquisition we will have made incredible progress which we’re seeing the results in terms of user growth. And 2015 will be the year that we start to focus on monetization, when we start to turn this marketplace, this gem that we have in New York, in terms of audience growth and audience market share and start to focus on monetization at StreetEasy.

The impact on Zillow of all of this on the Zillow user experience also is that StreetEasy now powers New York City real estate listings on Zillow. And so, we’ve dramatically improved the quality of the Zillow New York experience through better data quality coming to Zillow from StreetEasy, and that will also translate into improved Zestimate accuracy in New York City. That’s something else that we’re working on now with the benefit of StreetEasy data. So, a lot of hard work in New York happening at StreetEasy, but I’m very, very pleased with the results.

So, operator, let’s go back to the call for the next couple of questions, please.

Operator: Thank you. Our next question comes from Neil Doshi from CRT Capital. Your line is open. Please go ahead.

<Q – Neil Doshi – CRT Capital Group LLC>: Great. Thanks. Spencer, in terms of the [indiscernible] (32:20) mortgage business, it looks like it slowed down dramatically and I understand the market’s definitely softened there. What else can you do to kind of improve and drive growth on the ZMM side? And then as you talk to your agent partners, what have been some of their concerns regarding the merger and how have you been able to address those concerns? Thanks.

<A – Spencer Rascoff – Zillow, Inc.>: Sure. Well, Neil, I think you deserve the award for most committed sell side analyst on this call because R.J. tells me that you’re taking this call from the hospital where your wife just had a baby. So congratulations and thank you for dialing into our conference call. You’re impressive. Your work ethic is impressive. So, the mortgage question; I mean the mortgage refi boom is over, clearly. Those that have equity or had equity in their home have already refinanced, and so Zillow’s mortgage business for the last couple years has been more focused on purchase loans because it’s tied to a real estate site, but even the purchase business is challenged. I gave the Mortgage Bankers Association data in the prepared remarks.

The fact that we’re still growing our mortgage business at all in the face of such macro headwinds says that we’re taking significant market share from offline and online mortgage shopping, which is great. What we’ve done over the last probably three months or so is develop a brand-new product, a pre-approval product. Maybe it was longer than that, maybe six or nine months ago that we launched pre-approval. And the preapproval product is something that the Mortech acquisition allowed us to create. So, Zillow’s now the only place where you can get preapproved for a mortgage online from a credible lender that you can read ratings and reviews without having to talk to a lender. And so you can actually print a preapproval letter which is not something that you can get anywhere else. So that’s a big deal. This is a new SKU, if you will, that we created a couple months ago thanks to the Mortech acquisition because we connect automatically to multiple lenders now.

And what we’re doing is we’re bringing that to mobile. So right now that really just exists on desktop. We’re bringing it into the native real estate apps, and we think that can be a real differentiator. So, I mean, that’s what’s happening with the mortgage business. I think the TAM is still huge. Our market penetration is still tiny. We still have a huge opportunity around growing awareness that Zillow has a mortgage business, but there are definitely macro headwinds that we’re still growing through, but that just means we’re gaining share, but still facing headwinds.

On the second question was kind of industry action to the Trulia acquisition. And here I mean, I already sort of addressed this, but I guess I’d say the general reaction from Premier Agents has been, wow, this is great; when can I start buying my impressions on Trulia, and us saying, look it’s going to take a while to close, and so it’s business as usual and nothing to report at this time. The general reaction from the largest real estate brokerages and executives at real estate companies that I’ve spent time talking with over the last week has been one of, I guess, a shoulder shrug, kind of like well, yeah, Zillow was pretty big before and it’s going to be a little bit bigger now. So, this is not – okay, so what, is sort of the general reaction from most real estate executives that I talked to. I think the real estate media, the trade industry that writes about these things has been more worked up about it, but the general reaction among industry executives has been sort of ho-hum.

Next question? And, Neil, now go back to your wife and baby. Next question?

Operator: Thank you. Our next question comes from Chris Merwin from Barclays. Your line is open. Please go ahead.

<Q – Chris Merwin – Barclays Capital, Inc.>: Are there any data points you’re willing to share on Rentals, either in terms of listings, paying advertisers or revenues? And as you reach a greater level of scale maybe post-merger and once you add more rental salespeople, is that when we can really start to see rental monetization ramp next year? Or is there maybe some more work to do there? And then also, just in terms of monetizing seller agents, I mean, can you update us on any plans there either as a standalone company or ultimately as a combined entity with Trulia? What do you see as a near-term opportunity there and just generally curious what the plan is just to attack that portion of the TAM? Thanks.

<A – Spencer Rascoff – Zillow, Inc.>: Sure. Good questions, Chris. So first on Rentals, we’re actively growing the sales head count, the rental sales head count. We have a huge river of rental leads already independent of Trulia that as we start to monetize by charging paid inclusion to multifamily we have a huge revenue opportunity. There’s no question that on closing the addition of Trulia’s rental leads makes for an even more exciting and interesting revenue opportunity. Still a very small portion of the total TAM, but it clearly gives us important – it’s very additive to our rental listings – sorry – rather, our rental lead volume. So I’m extremely excited about that and during the merger conversations with Trulia the rentals opportunity was an important part of the discussion.

On the seller leads, so as you know Zillow has never had a separate seller lead product, even though we generate a lot of seller leads off of homeowners looking at the Zestimate. We’ve always put Premier Agents on not-for-sale homes and generated listing leads that way and have not monetized it separately. Trulia has a separate seller lead product and actually just this morning at the Zillow Summit I think I tweeted that as I was standing there talking to a Zillow Premier Agent about how happy he was with his Zillow ROI, he got a text alert that a Trulia seller lead had just come in and he asked me to hold on a second while he called back the Trulia seller lead. So, it is clearly driving listing leads to their advertisers and that’s interesting to us, and we’ll figure out on closing how to monetize the seller aspect of both of our websites. So, nothing to announce today, but there’s no question that listing leads are an important part of the marketplace. And both Zillow and Trulia drive a significant portion of listing leads.

<Q – Chris Merwin – Barclays Capital, Inc.>: Great. Thanks.

<A – Spencer Rascoff – Zillow, Inc.>: Sure.

Operator: Thank you. Our next question comes from Tom White from Macquarie. Your line is open. Please go ahead.

<Q – Tom White – Macquarie Capital (USA), Inc.>: Great. Thanks for taking my question. It’s on, I guess coming at the ARPA stats from another angle, clearly some of that, or a big part of that, was existing agents buying up more inventory, but I was hoping maybe you could give a little bit more color around the lender sponsorship product. How big a factor was that? As we sort of look out, could that potentially bring new agents into the platform, does that sort of expand the ability for agents to maybe take that first step and become a paying subscriber? Or is that not the way to think about it? Thanks.

<A – Chad Cohen – Zillow, Inc.>: Hi, Tom. This is Chad. I think there are a number of factors that contribute to agents wanting to buy more, and that’s because they continue to see a really ROI across the platform. And that’s a combination of a lot of the tools that we offer to agents: agent summits – I think Premier Agent Lender Sponsorships speaks to part of that, and certainly it’s become one of the factors that helps an agent continue to create healthy ROI for them on the Premier Agent platform. But overall, we’re just seeing that agents have the capacity to take on more impression volume, and that’s what we saw in the second quarter. So, that’s a combination of PALS and all the other tools that we provide to our Premium Agents when they enter the Platinum program. In terms of that being able to bring on new agents, I think it takes some time for an agent to sort of season themselves on the platform, and it’s those agents that have spent a little bit of time on the platform that are creating PALS relationships. We don’t necessarily see that right off the bat, but we do see it as agents become more and more seasoned on that platform.

<A – Chad Cohen – Zillow, Inc.>: Chad used an acronym there, PALS; we call it Premium Agent Lender Sponsorship. Internally we call it PALS, that’s what that referred to.

<Q – Tom White – Macquarie Capital (USA), Inc.>: Got it. Thanks for color.

<A – Spencer Rascoff – Zillow, Inc.>: So, we’ll do one or two questions from Twitter. Michael Graham, @CG_Internet, asked, how long can display revenue continue to grow faster than UVs? Our display growth continues to be incredibly impressive and a lot faster than the category. And I am in awe of the team’s performance. So, we don’t give guidance by segment, so I can’t comment specifically other than to say, yet another great quarter of display growth, and I am very, very pleased with it.

And then another Twitter question from Mike Graham, he asks, should Zillow post-Trulia be able to achieve any revenue synergies in addition to the cost synergies you already outlined? Yes, there are clearly revenue synergy opportunities. We haven’t enumerated those. I already alluded to Rentals as one area. Mortgages is another area. We haven’t fully developed them or announced them, but yes, there are clearly revenue synergies, including in those two segments.

Operator, we’ll go back to the call now.

Operator: Thank you. And our next question comes from Brian Nowak from SIG. Your line is open. Please go ahead.

<Q – Brian Nowak – Susquehanna Financial Group LLLP>: Thanks. I have two – sorry. Congratulations, Neil. Spencer, I was wondering could you speak to some of the recent industry reports that you may have sold potentially 25% of your listings to a major client at a very small fraction of the standard auction market monetization? Is this something that we should be worried about in thinking about ARPU over the next year or so? And I have one follow-up as well.

<A – Spencer Rascoff – Zillow, Inc.>: Yeah, and so this came in on Twitter, too, from Bob Peck. He writes, can you please elaborate on national broker contracts and any impact to salable inventory and ARPU? So, the question is basically about national and regional brokerage deals. This is just another way that we choose to monetize our audience. So some of our impressions are monetized through national ad deals with real estate companies; most of our impressions are monetized through local ad sales to individual agents. These are two flavors of monetization. It’s not new. We’ve been doing this for probably, actually, long before we even had a Premier Agent business, we’ve been selling national and regional deals to brokerages. We’re indifferent between them. The national deals probably do have a lower effective revenue per impression than when we sell the impressions locally, but on the other hand they have a 100% sell-through, lower selling costs and effectively no churn. So, we’re pretty much indifferent as to whether we monetize locally or regionally. So, that’s our perspective on that. And did you have another follow-up question?

<Q – Brian Nowak – Susquehanna Financial Group LLLP>: Yeah. And my follow up is actually on the ARPA again, really strong ARPA growth. How should I think about the type of – the trajectory of ARPA growth that’s embedded in the guidance in the back half of the year?

<A – Spencer Rascoff – Zillow, Inc.>: Yeah, I mean, similar to the trends that we’ve seen in the past couple of quarters, I mean I’m expecting that trend to continue. We don’t provide any specific guidance with respect to the number, but the trend of existing agents demonstrating that they have more capacity to buy more impressions as we grow traffic across the platform, that’s something that we believe is going to continue into the future. So that’s a trend that we expect.

<Q – Brian Nowak – Susquehanna Financial Group LLLP>: All right. Thank you.

<A – Spencer Rascoff – Zillow, Inc.>: I’ll do a Twitter question and then back to the call in a moment. Brian Bolan, @BBolan1, asks, are you seeing any real estate areas that are becoming a little bubblicious? Yeah, so I mean, the Bay Area and Manhattan are two areas that, where trees seem to only grow to the sky. It doesn’t mean that they’re bubblicious necessarily, it just means that they just keep going up, up, up and that what’s happening there is, of course, the local economy in the Bay Area is supported by the tech community and the local economy in Manhattan is supported by the finance community, and also, foreign European and Middle Eastern buyers and Eastern European buyers are supporting these two high end markets up and up and up. But the nationwide number is that home values are increasing around 5% year-over-year, and we forecast that to slow to about 3% to 4% year-over-year. So, nationwide, the real estate market has basically cooled and returned to a normal, a more normal state with a couple of exceptions, notably in New York and San Francisco.

Operator, we’ll go back to you for the next questions.

Operator: Thank you. Our next question comes from James Cakmak from Telsey Advisory. Your line is open. Please go ahead.

<Q – James Cakmak – Telsey Advisory Group>: Hi. Thanks. Just one. Going back to the agent ARPU question, and just given the focus on the higher value agents, I mean just curious how you guys – has there been an evolution as to how you guys think about sizing up the market? Is it really focusing on the minority of agents that produce the majority of the commissions? So kind of the agent TAM versus the dollar TAM, has there been an evolution to your thinking in that sense? Thanks.

<A – Spencer Rascoff – Zillow, Inc.>: Thanks for your question, James. It ties back to ROI and I don’t see it from an agent TAM standpoint because when we talk to top agents they know what they spend and they know what they make. And that ROI is positive, when it is and they keep buying more impressions as long as we have them available to sell. So, I don’t know what the right – what the total number of advertising agents available to us is. I just know that the ROI is really positive among the high ARPA agents, and so we’re trying to get more impressions in their hands. And I also know that the total commission dollars spent or collected is between $60 billion and $75 billion and I know what the total ad spend is across the category, which is around $10 billion. And I know our revenue of $200 million something from agents is a tiny fraction of that. So I mean, that’s how I look at TAM, it just feels very early and it’s all tied to ROI for the agents.

<Q – James Cakmak – Telsey Advisory Group>: Okay. Thanks.

<A – Spencer Rascoff – Zillow, Inc.>: Sure.

Operator: Thank you. Our next question comes from Chad Bartley from Pacific Crest. Your line is open. Please go ahead.

<Q – Chad Bartley – Pacific Crest Securities LLC>: Hi. Thanks very much. Couple of quick ones. So in terms of the spending by the agents that have been around for 12 months or longer, sorry if I missed this, but I mean, can you roughly break down the increase in terms of buying more impressions versus higher subscription pricing? I’m curious if there’s a bigger driver there? And then just to follow up on ARPU as well as your comments on the revenue synergies around Trulia. I mean, why do you think your ARPU is I think 50% higher roughly and how realistic is it that you guys could close that over time? Thanks.

<A – Chad Cohen – Zillow, Inc.>: Hey, Chad. I’ll take the first one. So, the increase in ARPA has been almost entirely driven by volume. We went through the numbers with a fine-tooth comb and it was effectively all volume. As you know, pricing on the platform is determined largely based on what’s happening with local market prices, and those have normalized significantly over the past few quarters. So, it’s been pretty much all volume. It’s agents that are looking to continue to grow their presence in their existing zip codes or into new zip codes and potentially, even referring out some of those leads to other agents in their network. Spencer, you want to take the next one?

<A – Spencer Rascoff – Zillow, Inc.>: Yeah. I mean, I can’t speak to Trulia’s ARPA because they are still operating as a separate company, so I mean you’d have to ask them about their ARPA growth and their perspective on it. I can tell you that this is a deliberate and until today unstated strategy. So, we have not discussed publicly with investors before for competitive reasons the fact that we have been doing a lot of things behind the scenes to make sure that more and more of our impressions go to agents that value the impressions at a higher rate. You’ve seen it now couple quarters in a row of increasing ARPA, and so it became too obvious in the numbers to not discuss. And it is deliberate. It is what’s driving the accelerating revenue growth rate among our Premiere Agent business. It is desired. It is strategic and frankly, it’s better for the user. Perhaps most importantly, it’s better for the user, because if the user is seeing an agent that is a high ARPA agent, they’re probably going to be a better agent that’s going to provide better service and convert that lead into a transaction at a higher rate. So, it’s better for the user, it’s better for the agent, it’s better for us, and so it’s quite deliberate, and you see it in the ARPA numbers and you see it in the total Premier Agent revenue growth, which is up for the third straight quarter.

<Q – Chad Bartley – Pacific Crest Securities LLC>: Okay. Thank you, guys.

Operator: Thank you. Our next question comes from Dan Kurnos from Benchmark Co. Your line is open. Please go ahead.

<Q – Dan Kurnos – The Benchmark Co. LLC>: For taking my questions. Spencer, you talked about stepping on the gas a bit more on the marketing side, but I’m actually little bit more curious to hear if there is any color you could provide on traffic generated from non-paid sources, how that’s trending and how that’s converting to leads? And then separately, since you are stepping up marketing efforts, just your thoughts on managing conversion rates as your impressions and leads have sky-rocketed? Thanks.

<A – Spencer Rascoff – Zillow, Inc.>: Sure. Let’s see. Well our traffic from non-paid sources, like SEO and e-mail and direct now continues to grow extremely quickly. For competitive reasons, I don’t think we’ve ever broken that out. It’s something that we measure constantly and at least monthly I go through that with the traffic and the marketing teams, and there are lot of people who look at it nearly daily. But that’s growing very rapidly in addition to traffic from paid marketing. When you say the conversion rate, are you referring to the lead to a transaction rate, when an agent gets a lead…

<Q – Dan Kurnos – The Benchmark Co. LLC>: Yeah, from a PA perspective.

<A – Spencer Rascoff – Zillow, Inc.>: Yeah. So I believe that as more of our impressions are being allocated to higher ARPA, top producing agents, the overall system-wide conversion rate is increasing. And as an example, our agent churn is at or near a record low, and that’s related to this ARPA discussion as well.

<Q – Dan Kurnos – The Benchmark Co. LLC>: Great. Thank you.

Operator: Thank you. Our next question comes from Brad Safalow from PAA Research. Your line is open. Please go ahead.

<Q – Brad Safalow – PAA Research LLC>: Hi. Thanks for taking my questions. I just wanted to get in a little bit into the, I guess, you guys call it PALS, or what I call a co-marketing program, what percentage of your Premier Agents now participate?

<A – Spencer Rascoff – Zillow, Inc.>: We don’t disclose that unfortunately, Brad. I am sorry.

<Q – Brad Safalow – PAA Research LLC>: Okay. Maybe another way of trying to assess its impact. Of those agents that participate, how much does the spending typically increase?

<A – Spencer Rascoff – Zillow, Inc.>: I think what we have said is that usually with the extra – with the portion that’s contributed by the lender, most of it goes to buying more impressions as opposed to decreasing the out-of-pocket of the agent, but we haven’t said what dollar or percentage the agent’s spend increases by. One stat that we have given is we’ve given same-store sales number I think now for the second quarter in a row, which was…

<A – Chad Cohen – Zillow, Inc.>: Up 62%.

<A – Spencer Rascoff – Zillow, Inc.>: Up 62%. So agents – so basically – describe how we define that, Chad?

<A – Chad Cohen – Zillow, Inc.>: Agents that were here a year ago, agents that are on today, that were here a year ago, are spending 62% more in this period than they were this time last year.

<Q – Brad Safalow – PAA Research LLC>: And just to be clear, does the same-agent number include or exclude increased dollars coming from anyone participating in the co-marketing program, so someone coming from the mortgage lender or originator?

<A – Chad Cohen – Zillow, Inc.>: It includes those numbers.

<Q – Brad Safalow – PAA Research LLC>: Okay. Just out of curiosity, there’s a third party that has said that around 20% of your agents are in the co-marketing program. Do you think that’s in the ballpark of accuracy?

<A – Chad Cohen – Zillow, Inc.>: We don’t disclose it. Sorry.

<Q – Brad Safalow – PAA Research LLC>: Okay. Then a separate question to get back to what someone else was asking earlier about the impact that national deals are having on your business, I know you report them in display. Is there any way you can disaggregate the growth trend in display quantitatively/qualitatively between traditional display ad revenues versus the broker deals?

<A – Chad Cohen – Zillow, Inc.>: We haven’t segregated it out before.

<A – Spencer Rascoff – Zillow, Inc.>: But I mean, I think I can answer it qualitatively, and, Chad, correct me if I’m wrong, but the continued strong display revenue growth is not driven primarily by an increase in national real estate brokerage deals. It’s driven by selling more display with higher CPM to builders and home improvement companies and mortgage companies. It’s not driven by a step change.

<A – Chad Cohen – Zillow, Inc.>: Yeah, that’s accurate. I mean, the relative contribution or our top three categories which are builders, brokers and financial institutions, are effectively consistent with what they’ve been in the past. So, they still represent somewhere in the 60%-plus range of our total display revenues.

<Q – Brad Safalow – PAA Research LLC>: Okay. And then just the last question, more on Trulia; you may not be able to answer this, but I think in the past they have a different way of handling leads in terms of how they deliver them to Premier Agents in terms of multiple agents seeing effectively the same inquiry. Is your expectation to change that as a combined company?

<A – Spencer Rascoff – Zillow, Inc.>: We haven’t decided yet. We won’t focus on that question until we get closer to closing. I don’t know. We haven’t focused on that yet.

<Q – Brad Safalow – PAA Research LLC>: Okay. I’ll turn it over. Thank you.

<A – Spencer Rascoff – Zillow, Inc.>: Okay. Thanks. Operator, we’ll do one or two more from Twitter and then go back to the call to wrap up. So Bob Peck asks, can you provide any color on zip code sellouts and backlog?

We don’t give total impression availability numbers, and I guess this ties back to Brad’s question on the national broker deals. We have plenty of inventory to sell. Anyone who thinks that the national brokerage deals or any other business strategy is causing inventory shortages is incorrect. So, that’s not an issue facing the business system-wide.

And then Bob Peck asks, the Trulia deal always seemed to make sense, but why now? Can you provide any color on how talks began? About six or seven weeks ago we approached Trulia management and said we think this might be a great time to combine, and we’ve always had very common business strategies and a shared philosophy of trying to build a product on desktop and mobile that empowers consumers and then connecting advertisers with that product or with that audience and providing software tools to those agents because we think that agents who use technology are better agents and better agents make better advertisers. So obviously, we’ve known one another very, very well. I think the reason that the deal came together this time was the stars aligned in terms of common excitement around the combination and around common ground on valuation. And so, the Trulia board and the Zillow board both found common ground on it, and I couldn’t be more excited. So that’s what happened during the conversations over the last six weeks.

Is there one or two more – one more call from the conference line, operator, please?

Operator: Our next question comes from Lloyd Walmsley from Deutsche Bank. Your line is open. Please go ahead.

<Q – Lloyd Walmsley – Deutsche Bank Securities, Inc.>: Thanks, guys. Two if I may. First, if you can just elaborate on the plan to increase advertising this year in the face of what looks like a better competitive environment post the acquisition. It looks like on the new numbers for top line guide and TV it’s actually going to de-lever again this year. I’m wondering if that’s going to come down next year? And then the second question was just on the commission surprise, the sales commission surprise. It looks like the revenue beat of the high end this quarter was only 3%, last quarter it was 5%. You’ve been paying commissions at this fast growth clip for a while. Wondering where the surprise came from exactly given the out performance was so strong last quarter? Thanks.

<A – Spencer Rascoff – Zillow, Inc.>: Thanks, Lloyd. I’ll take the first one on ad spend and Chad will take the second one on commissions. So the increase in ad spend from $65 million for the full year to around $75 million has been in the works for really the last five months. We started seeing early data in January and February around the efficacy of our early ad spend and we started seeing early data around revenue and EBITDA coming in ahead of our expectations for the full year. And so the increase, the turning it up a notch has been happening really all year. We just haven’t announced it until just now. And so, it’s not the result of anything competitively with Trulia or anyone else. And, Chad, on the commission question?

<A – Chad Cohen – Zillow, Inc.>: Yeah. I think to answer your question you’ve got to take a look at what we’re doing from a strategic perspective, which is growing audience and that’s having a positive impact on both the top and bottom lines. And so with that increased traffic, what that means to us is that we can increase the number of impressions that are available for sale across the platform and sell those through an increased number of sales reps that are continuing to join the platform and grow their book of business really efficiently. And so as part of determining basically how many impressions and how much inventory we can sell, we do ongoing analysis that influences the number of impressions that we actually bring to the platform to sell to agents. And as part of that analysis that we did in the current quarter, Lloyd, we determined that there was actually more impressions that we could actually deliver to our agents because we’re seeing really healthy bottom of the funnel metrics. So, as a result, which wasn’t in our outlook, was we released more impressions to our Premier Agents, which translated into increasing guidance for the full year of [ph] $16 million (1:00:27). That’s $31 million more than we had at the beginning of the year, based on the February guidance that we gave. And the price we pay for that obviously is the additional $1 million of commissions that we outlined today that really backed to those bookings that Ron was asking about at the beginning of the call. So, hopefully, that answers your question.

<Q – Lloyd Walmsley – Deutsche Bank Securities, Inc.>: That’s helpful. And just on that note, as you get more revenue from renewals, does that commission rate you pay out to the sales force go down on renewals versus totally fresh revenue or is it the same commission split?

<A – Chad Cohen – Zillow, Inc.>: Well we don’t pay commissions on the tail after the initial six-month to 12-month term, but to the extent that somebody is renewing into a fixed term again for another six months to 12 months, then that’s a commissionable event.

<Q – Lloyd Walmsley – Deutsche Bank Securities, Inc.>: Okay. Thanks, guys.

<A – Chad Cohen – Zillow, Inc.>: Sure.

<A – Spencer Rascoff – Zillow, Inc.>: I think we have one more question, operator.

Operator: Our next question comes from Aaron Kessler from Raymond James. Your line is open. Please go ahead.

<Q – Aaron Kessler – Raymond James & Associates, Inc.>: Great. Thanks. A couple of questions. First, just for Chad, on the merger costs, you talked about a buoy $7 million to $10 million for Q3. Should we expect anything in the Q4 numbers as well? And just back to kind of the ARPU question, can you also give us sense maybe just for either conversion rate or ROI differences and maybe some of your better performing agents versus average agents on the site? Thank you.

<A – Chad Cohen – Zillow, Inc.>: Sure. So the numbers are just starting to come in with respect to merger costs. That’s why we provided a wide range. Hopefully we cast a wide enough net. We just don’t know what the extent of those costs are going to be in Q3 down to the penny, and we don’t know with reasonable certainty what the Q4 costs are going to be yet, so that’s why I didn’t provide any guidance there. We’ll line out those costs though, Aaron, as they come in and give you and the rest of the Street visibility into those costs.

<A – Spencer Rascoff – Zillow, Inc.>: I mean on the agent conversion rate, it’s just so hard to know. I mean there was an agent this morning at the summit from Parsippany, New Jersey, who told me that he spends $5,000 a month and that we’re 75% of his business. And I flat out asked him, I said, how many leads a month do we send you? And he said, well some weeks I get eight leads from you guys and sometimes it’s slower than that. This is actually the agent that got the Trulia seller lead by text when I was talking to him. And I specifically said, what’s your conversion rate on your Zillow leads? And he said, what do you mean? I said, what’s your conversion rate on Zillow? He said 100%. I said, what do you mean? He said, well, everyone I get on the phone – he said – I’m sorry – if I get in front of them, I close the deal. I said okay, but you don’t get in front of 100% of the Zillow leads. And he said well, that’s true. Okay, I don’t know. I am not sure about 100%. So I mean, in his mind he’s throwing out the, I don’t know, 50% of the leads, 25% of the leads, where he can’t meet them in person because they go cold somewhere along the way and then he feels like he’s converting 100% of the remaining ones. But when we talk about that 3% conversion rate of what we used to think it was system-wide, that’s using all leads as the denominator. So, if he’s converting 100% of people that he meets, his conversion rate, apples-to-apples with the 3%, is probably 50% or higher maybe. And he just wants to buy any available impression in Parsippany or the surrounding area that he can buy. So I don’t know what the system-wide conversion rate is. I don’t know what it is for the top ARPA agents, but I know it’s a lot higher than it is system-wide. And that’s why we work hard to get agents like that as much inventory as we can. And we intentionally churn the lower ARPA agent, who would otherwise occupy that inventory that I’d rather go to this type of agent at the higher ARPA.

<Q – Aaron Kessler – Raymond James & Associates, Inc.>: Got it. Thank you.

Spencer M. Rascoff, Chief Executive Officer & Director

I think with that, we’ll wrap up the call. I’ll continue this, hosted by Bob Peck on Twitter, at the hashtag #ZEarnings. Thank you very much for your interest in Zillow and we’ll talk to you all soon.

Chad M. Cohen, Chief Financial Officer

See you.

Operator: Ladies and gentlemen, thank you for participating in today’s conference. This concludes the program. You may all disconnect.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including, without limitation, statements regarding Zillow’s proposed acquisition of Trulia; operational and organizational details of the combined company; the way in which the transaction will impact consumers, real estate professionals, and industry partners; the ability of the combined company to innovate; our ability to realize opportunities of scale; the migration of advertising dollars in the real estate sector to online and mobile; the growth rate of Zillow; and our ability to deliver greater return on investment to our advertisers. Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “will,” “projections,” “estimate,” or similar expressions constitute forward-looking statements. Such forward-looking statements are subject to significant risks and uncertainties and actual results may differ materially from the results anticipated in the forward-looking statements. Factors that may contribute to such differences include, but are not limited to, the risk that expected cost savings or other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that the businesses may not be combined successfully or in a timely and cost-efficient manner; the possibility that the transaction will not close, including, but not limited to, due to the failure to obtain shareholder approval or the failure to obtain governmental approval; and the risk that business disruption relating to the merger may be greater than expected. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Additional factors that could cause results to differ materially from those anticipated in forward-looking statements can be found under the caption “Risk Factors” in Zillow’s Annual Report on Form 10-K for the year ended December 31, 2013 and in Zillow’s other filings with the Securities and Exchange Commission. Except as may be required by law, Zillow does not intend, nor undertake any duty, to update this information to reflect future events or circumstances.

Additional Information and Where to Find It

In connection with the proposed transaction, Zillow and Trulia will file a joint proxy statement/prospectus with the Securities and Exchange Commission, and the new holding company will file a Registration Statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when they become available) and other documents filed by Zillow and Trulia at the Securities and Exchange Commission’s web site at www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, from Zillow’s website, www.zillow.com, under the heading “Investors” in the “About” tab or by contacting Zillow Investor Relations at (206) 470-7137. These documents may also be obtained, without charge, from Trulia’s website, www.trulia.com, under the tab “Investor Relations” or by contacting Trulia Investor Relations at (415) 400-7238.

Participants in Solicitation

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Zillow’s directors and executive officers is available in its proxy statement filed with the SEC by Zillow on April 17, 2014, and information regarding Trulia’s directors and executive officers is available in its proxy statement filed with the SEC by Trulia on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.